UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42286

ZJK Industrial Co

(Translation of registrant’s name into English)

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

Tel: +86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On October 30, 2024, ZJK Industrial Co., Ltd. (the “Company”) closed on the partial exercise of the over-allotment option by Cathay Securities, Inc. (“Cathay”), the representative of several underwriters in connection with the Company’s firm commitment underwritten initial public offering (“IPO”), to purchase an additional 131,249 ordinary shares, par value $0.000016666667 per share (the “Ordinary Shares”) of the Company, at the IPO price of $5.00 per share. As a result, the Company has raised gross proceeds of $656,245, in addition to the IPO gross proceeds of $6,250,000, or combined gross proceeds in the IPO of $6,906,245, before underwriting discounts and commissions and offering expenses. The Company’s Ordinary Shares trade on The Nasdaq Capital Market under the trading symbol “ZJK.”

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-280371), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 27, 2024. A final prospectus relating to this Offering was filed with the Commission on September 30, 2024 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

In connection with the partial exercise of the over-allotment option, the Company issued a press release announcing the closing of the over-allotment option, a copy of which is attached hereto as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2024	ZJK Industrial Co., Ltd.

	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated October 30, 2024.

4